UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM N-8F

 APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I     GENERAL IDENTIFYING INFORMATION

1. Reason fund applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]   MERGER

      [X]   LIQUIDATION

      [ ]   ABANDONMENT  OF  REGISTRATION
            (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:
      MANAGED SECURITIES PLUS FUND, INC.

3.    Securities and Exchange Commission File No.: 811-08045

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?


      [ ]   Initial Application  [X ]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      575 LEXINGTON AVENUE
      9TH FLOOR
      NEW YORK, NY  10022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                          PHILIP H. HARRIS, ESQ.
                          SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          FOUR TIMES SQUARE
                          NEW YORK, NY  10036
                          (212) 735-3805

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [ 17CFR 270.31a-1,.31a-2]:


   MANAGED SECURITIES      CUSTODIAN TRUST COMPANY   PFPC INC.
     PLUS FUND, INC.       101 CARNEGIE CENTER       BELLEVUE CORPORATE CENTER
   575 LEXINGTON AVENUE    PRINCETON, NJ 08540       400 BELLEVUE PARKWAY
   NEW YORK, NY 10022      609-951-2320              WILMINGTON, DE 19809
   212-272-3591                                      302-791-2300



      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]   Open-end    [X]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
             STATE OF DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            BEAR STEARNS ASSET MANAGEMENT INC.
            575 LEXINGTON AVENUE
            NEW YORK, NY  10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
            BEAR, STEARNS & CO. INC.
            245 PARK AVENUE
            NEW YORK, NEW YORK  10167

13.   If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

            (a)   Depositor's name(s) and address(es):

            (b)   Trustee's name(s) and address(es):

14. Is there UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [ ]  Yes    No  [X]

            If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-_____

                  Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes          [ ]  No

                  If Yes, state the date on which the board vote took place:


                  THE BOARD OF DIRECTORS OF THE FUND APPROVED A PLAN TO DISTRIBUTE SUBSTANTIALLY ALL OF THE FUND'S ASSETS ON NOVEMBER 5, 1999.


            If No, explain:

            (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

                  [X]  Yes          [ ]  No

                  If Yes, state the date on which the shareholder vote took place:


                  THE FUND'S SHAREHOLDER APPROVED A PLAN TO DISTRIBUTE SUBSTANTIALLY ALL OF THE FUND'S ASSETS ON NOVEMBER 5, 1999.


                  If No, explain:

II    DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]  Yes          [ ]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            THE FUND MADE A DISTRIBUTION TO ITS SHAREHOLDER ON DECEMBER 6,
            1999, FEBRUARY 15, 2000 AND DECEMBER 8, 2000.

      (b)   Were the distributions made on the basis of net assets?

            [X]  Yes          [ ]  No

      (c) Were the distributions made pro rata based on the share of ownership?

            [X]  Yes          [ ]  No

      (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ]  Yes     [X ]  No

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [X]  Yes          [ ]  No


      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: THE FUND ISSUED FLOATING RATE NOTES IN THE AGGREGATE PRINCIPAL AMOUNT OF $50,000. THE NOTES PAID INTEREST QUARTERLY AT A FLOATING RATE EQUAL TO THREE-MONTH LIBOR PLUS 2.50% PER ANNUM OVER THE YIELD OF THE ONE-YEAR CONSTANT MATURITY TREASURY SECURITY. THE NOTES WERE REDEEMED ON DECEMBER 6, 1999 IN ACCORDANCE WITH THEIR TERMS AND PAID IN FULL INCLUDING ACCRUED INTEREST.

      THE FUND ALSO ISSUED 2,000 SHARES OF PREFERRED STOCK WITH A LIQUIDATION PREFERENCE OF $100,000 PER SHARE WHICH ENTITLED HOLDERS TO RECEIVE, WHEN, AS AND IF DECLARED BY THE BOARD OF DIRECTORS OF THE FUND OUT OF ASSETS OF THE FUND LEGALLY AVAILABLE THEREFOR, CASH DIVIDENDS, FOR EACH QUARTERLY DIVIDEND PERIOD, IN AN AMOUNT EQUAL TO $13,270 PER SHARE PER ANNUM (REPRESENTING AN ANNUAL DIVIDEND YIELD OF 13.270%) UNTIL AND INCLUDING DECEMBER 30, 2006, AND THEREAFTER IN AN AMOUNT EQUAL TO $1,000 PER SHARE PER ANNUM (REPRESENTING AN ANNUAL DIVIDEND YIELD OF 1.00%). THE SHARES OF PREFERRED STOCK WERE REDEEMED ON DECEMBER 6, 1999 IN ACCORDANCE WITH THEIR TERMS AND PAID THE FULL LIQUIDATION PREFERENCE PLUS ALL ACCRUED DIVIDENDS.


18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [ X ]  Yes         No   [ ]

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]  Yes          No  [X]

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ]  Yes          No  [X]

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as the date this form was filed?

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]  Yes    [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      []  Yes                 No  [X]

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
      Liquidation:

            (i)   Legal Expenses: $0

            (ii)  Accounting expenses: $0

            (iii) Other expenses (list and identify separately):


            (iv)  Total expenses (sum of lines(i)-(iii) above):  $0

      (b)   How were those expenses allocated? NOT APPLICABLE IN A LIQUIDATION

      (c)   Who paid those expenses? NOT APPLICABLE

      (d)   How did the fund pay for unamortized expenses (if any)? NOT
      APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]  Yes            No  [X]

      If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]  Yes            No  [X]

      If Yes, describe the nature of any ligation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes            No  [X]

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY  -  NOT APPLICABLE

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                VERIFICATION


      The undersigned states that (i) he or she has executed this Amendment
No. 1 to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MANAGED SECURITIES PLUS FUND, INC.
                                            -----------------------------------
                                                        (Name of Fund)


(ii) he or she is the    PRESIDENT     of   MANAGED SECURITIES PLUS FUND, INC.
                      ----------------      -----------------------------------
                         (Title)                     (Name of Fund)


and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Amendment No. 1 to Form N8-F application have been taken. The undersigned also state that the facts set forth in this Amendment No. 1 to Form N-8F application are true to the best of his or her knowledge, information and belief.




                                          (Signature)

                                          /s/ Samuel Molinaro, Jr.
                                          ----------------------------------